SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Notice of the Annual General Meeting, dated April 13, 2018
2.1	Circular, dated April 13, 2018

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

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The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 16, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile Limited (the “Company”) will be held on Thursday, 17 May 2018 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1.To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2017.

2.To declare a final dividend for the year ended 31 December 2017.

3.To re-elect executive directors.

4.To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors to fix their remuneration.

And to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5.“THAT:

(a)subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to buy back shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

(b)the aggregate number of Shares which may be bought back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and

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Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;

(c)for the purpose of this resolution “Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(1)the conclusion of the next annual general meeting of the Company; or

(2)the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3)the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting.”

6.“THAT a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:

(a)20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus

(b)(if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares bought back by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution).

Such mandate shall expire at the earlier of:

(1)the conclusion of the next annual general meeting of the Company; or

(2)the expiration of the period within which the next annual general meeting of the

Company is required by law to be held; or

(3)the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting.”

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7.“THAT the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution.”

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

13 April 2018

Notes:

1.Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.The Board of Directors has recommended a final dividend of HK$1.582 per share for the year ended 31 December 2017 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 27 June 2018 to those shareholders whose names appear on the Company’s register of members on 30 May 2018. Shareholders should read the announcement issued by the Company on 22 March 2018 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2017 final dividend.

4.To ascertain shareholders’ eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 11 May 2018 to 17 May 2018 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 10

May 2018.

To ascertain shareholders’ entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 28 May 2018 to 30 May 2018 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the

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relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 25

May 2018.

5.Concerning resolution number 5 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to buy back shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2017 Annual Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

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Exhibit 2.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

Executive Directors:	Registered Office:
Shang Bing (Chairman)	60th Floor
Li Yue (Chief Executive Officer)	The Center
Sha Yuejia	99 Queen’s Road Central
Dong Xin	Hong Kong

Independent Non-executive Directors:

Frank Wong Kwong Shing

Moses Cheng Mo Chi

Paul Chow Man Yiu

Stephen Yiu Kin Wah

13 April 2018

To the shareholders

Dear Sir or Madam,

1.BUY-BACK MANDATE

This is the explanatory statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in connection with the proposed ordinary resolution set out in item 5 of the notice of the annual general meeting dated 13 April 2018 (the “AGM Notice”) for the approval of the renewal of the general mandate for buy-back of shares. This document also constitutes the memorandum required under section 239 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong). Reference in this document to “Shares” means share(s) of all classes in the capital of China Mobile Limited (the “Company”).

Exercise of the Buy-back Mandate

Whilst the directors of the Company (the “Directors”) do not presently intend to buy back any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the ordinary resolution set out in item 5 of the AGM Notice (the “Buy-back Mandate”) is passed would be beneficial to the Company and its shareholders as a whole.

It is proposed that up to 10 per cent. of the number of issued Shares on the date of the passing of the resolution to approve the Buy-back Mandate may be bought back. As at 28 March 2018, the latest practicable date for determining such figures, 20,475,482,897 Shares were issued. On the basis of such figures, the Directors would be authorised to buy back up to 2,047,548,289 Shares during the period up to the date of the next annual general  meeting in 2019, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

Reasons for Buy-backs

Buy-backs of Shares will only be made when the Directors believe that such a buy-back will benefit the Company and its shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

Funding of Buy-backs

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its articles of association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment by the company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2017 dated 22 March 2018) in the event that the Buy-back Mandate is exercised in full. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Buy-back Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

No core connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to do so, if the Buy-back Mandate is approved by the shareholders of the Company.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Buy-backs Made by the Company

No buy-backs of Shares have been made by the Company during the last six months

(whether on the Stock Exchange or otherwise).

Takeovers Code Consequences

If as a result of a buy-back of Shares by the Company, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any buy-back.

As at 28 March 2018 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Mobile Hong Kong (BVI) Limited (“CMHKBVI”), was recorded in the registers required to be kept by the Company under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 14,890,116,842 Shares, representing approximately

72.72 per cent. of the number of issued shares of the Company as at that date. In the event that the Buy-back Mandate is exercised in full and assuming that there is no change in the number of Shares held by CMHKBVI, the shareholding of CMHKBVI in the Company will be increased to approximately 80.80 per cent. of the reduced number of issued shares of the Company immediately after the exercise in full of the Buy-back Mandate. The Directors are not aware of any consequences in relation to CMHKBVI which would arise under the Takeovers Code as a result of such share buy-back by the Company. In addition, in exercising the Buy-back Mandate (whether in full or otherwise), the Directors will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the latest practicable date prior to the printing of this document were:

Traded Market Price
2017 March April May June July August September October November December 2018 January February March(up to and including 28 March 2018)	Highest HK$ 91.30 86.90 87.15 87.20 84.75 89.60 83.35 79.85 81.10 79.70 84.05 82.85 73.25	Lowest HK$ 83.30 92.35 82.60 82.50 80.00 82.80 78.60 77.80 77.80 75.80 77.00 72.85 69.65

Extension of Share Issue Mandate

A resolution as set out in item 7 of the AGM Notice will also be proposed at the annual general meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number of any Shares bought back pursuant to the Buy-back Mandate.

2.RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Company’s Articles of Association, Mr. SHANG Bing, Mr. LI Yue and Mr. SHA Yuejia will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election  at the forthcoming annual general meeting (“Directors for Re-election”) are set out in the Appendix I to this circular. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraph headed “Directors’ and Chief Executive’s Interest and Short Positions in Shares, Underlying Shares and Debentures” in the 2017

Annual Report of the Company, none of them has any interests in the shares of the Company within the meaning of Part XV of the SFO.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. All of the Directors for Re-election have voluntarily waived their directors’ fees for the year ended 31 December

2018. The remuneration of the Directors for Re-election has been determined with reference to the individual’s duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed above, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

Yours faithfully

Wong Wai Lan, Grace

Company Secretary

APPENDIX I

BIOGRAPHI E S   O F   T H E   DIR E CT ORS   PROPOS E D   FOR   R E - E L E CTION   AT   TH E

FORTHCOMING ANNUAL GENERAL MEETING

EXECUTIVE DIRECTORS MR. SHANG BING

Age 62, Executive Director and Chairman of the Company, in charge of the overall management of the Company, joined the Board of Directors of the Company in September 2015. He is currently the Chairman of CMCC and a director and the Chairman of CMC. Mr. Shang formerly served as a Director of Industrial Technology Development Centre in Liaoning Province, a General Manager of Economic and Technological Development Company in Liaoning Province, a General Manager of China United Telecommunications Corporation Liaoning Branch, a Director and President of China United Telecommunications Corporation, an Ex ecuti v e   Director and President of China United Telecommunications Corporation Limited and China Unicom Limited, a Vice President of China Telecommunications Corporation, an Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited and the Vice Minister of the Ministry of Industry and Information Technology of China (the “MIIT”). Mr. Shang graduated from Shenyang Chemical Industry Institution with a Bachelor’s degree in 1982. He received a Master’s degree in business administration from the State University of New York in 2002 and a Doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang is a senior economist and has spent many years working in basic telecommunications enterprises, with extensive experience in enterprise management and telecommunications industry.

MR. LI YUE

Age 58, Executive Director and Chief Executive Officer of the Company, in charge of the operation, strategic development as well as planning and construction of the Company, joined the Board of Directors of the Company in March 2003. He is also the President and Director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of CMCC, Chairman of Aspire, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor’s degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master’s degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunications network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry.

MR. SHA YUEJIA

Age 59, Executive Director and Vice President of the Company, principally in charge of marketing, corporate customer and international businesses of the Company, joined the Board of Directors of the Company in March 2006. He is also a Vice President of CMCC, a Director and Vice President of CMC, non-executive director of Phoenix Satellite Television Holdings Limited and Shanghai Pudong Development Bank Co., Ltd. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications  Company, and Chairman and President of China Mobile Group Beijing Company Limited. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received  a master’s degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a Doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.